UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated January 30, 2009.

Exhibit 99.1

Golar LNG - World's first FSRU goes into operation

Golar LNG is pleased to advise the successful start up of its first Floating Storage and Regasification Vessel (FSRU), the Golar Spirit. The Golar Spirit is the world's first FSRU conversion project which was awarded to Golar by Petrobras in April 2007. The FSRU gives Petrobras the ability to receive LNG from standard LNG Carriers and provide natural gas ashore for domestic consumption.

The successfully completed commissioning and performance test runs form part of the delivery protocol for the vessel. The vessel will now be placed in FSRU service and will continue to operate at the direction of Petrobras. The commissioning tests performed involved running each of the 3 regasification trains in turn at different regasification capacities for an agreed period of time. Following the initial performance tests, DNV issued a Statement of Approval of the Regasification Plant and Interim Class Certificate confirming the REGAS-2 Class notation.

Gary Smith, Golar Management's CEO, commented that "it was particularly pleasing to see the FSRU delivered into service following a short, flawless start up and commissioning period. The execution and delivery of this project is testimony to the technical capability and experience of Golar's staff and its technical partners to deliver new and innovative solutions to the LNG industry. The successful execution of the Golar Spirit FSRU project and the demonstrated success of the technology positions Golar to develop additional business opportunities in the LNG mid stream at a time when new markets for LNG are to opening up. Additionally, the delivery of this project and Golar's following FSRU projects will further strength the Company's earnings in these challenging times."

Golar LNG Limited
Hamilton, Bermuda.
January 30, 2009.

Questions:
Gary Smith - CEO
Graham Robjohns - CFO
Golar Management Ltd
+44 (0) 207 063 7900

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: January 30, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer